

August 9, 2010

Mr. Clement Guevremont
President
Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

> **Re:** **Plycrete, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-164684**

Dear Mr. Guevremont:

We reviewed the filing and have the comments below.

Our Competition, page 19

1. Disclosure that Plycrete's "patent assembly method" reduces significantly the use of skilled workers in the construction of a home appears inconsistent with revised disclosure on page 18 that the patent application for the method was withdrawn. Please reconcile the disclosures.

Intellectual Property, page 20

2. Revise the second paragraph's last sentence to conform to the revised disclosure on page 18 made in response to comment eight of our letter dated March 1, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3. To the extent that you have any financial information available for the recently completed fiscal year, please provide a recent developments section to disclose and discuss such information.

Liquidity and Capital Resources, page 23

4. Disclosure in the first paragraph that Plycrete was advanced $40,000 from three individuals
    during the year ended July 31, 2009 is inconsistent with revised disclosure in the second
    paragraph that $15,000 were short term notes payable from a related party and $25,000 were
    short term notes payable from three individuals. Please reconcile the disclosures.

Executive Compensation, page 29

5. Notwithstanding the response to comment 13 of our letter dated March 1, 2010 that Plycrete
    revised its disclosures in this section in the tabular formats specified by Item 402 of
    Regulation S-K, it does not appear that Plycrete has made any revisions to the tabular
    formats. Please revise.

Note 2. Summary of Significant Accounting Policies, pages 38 and 57

Revenue Recognition, pages 40 and 59

6. We note your response to prior comment 17; however, your assertion that you "will
    recognize revenue upon placement of the purchase order" because you "will primarily ship
    products on the same day as the purchase order is received" does not appear to comply with
    SAB No. 104. It appears to us that the delivery and performance criteria will not have been
    met at the time that the purchase order is placed. Please revise your note or tell us how
    policy complies with SAB No. 104. See SAB Topic 13A3 for guidance.

Recent Issued Accounting Standards, page 42 and 61

7. Please note that you are no longer required to disclose the date through which you have
    evaluated subsequent events. Therefore, please revise your disclosure as appropriate.
    Reference ASU 2010-09.

Note 4. License Agreement, pages 45 and 64

8. We note your response to prior comment 20. Research and development costs are typically
    expensed as incurred and therefore would not be included in the historical cost of the license.
    Given that it appears the amount paid for the license agreement exceeds the historical cost as
    well as the fact that this is a related party transaction with a shareholder, we again request
    that you tell us what consideration you gave to recording the excess amount as a distribution.

9. We note the revised disclosure that the license agreement is with a related party and "was conducted at arms' length." Please revise to remove the disclosure that indicates that this was an arm's length transaction.

Exhibits

10. Refer to comment 11 of our letter dated March 1, 2010. Disclosure in note 5 to the financial statements on page 46 indicates that three other individuals advanced $15,200 to Plycrete during the nine months ended April 30, 2010. Please file the loan agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

11. Counsel's opinion must opine on the legality of the issue based on the corporate laws of the jurisdiction of Plycrete's incorporation. Please revise.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (949) 706-1475 and U.S. Mail
        Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation
        500 Newport Center Drive, Suite 800
        Newport Beach, CA 92660